Exhibit 99.CODEETH

Exhibit 19(a)(1)

Code of Conduct (updated May 7, 2025)

This Code of Conduct (the “Code”) embodies the commitment of the Fund to conduct its business in accordance with all applicable governmental rules and regulations and to promote honest and ethical conduct. This Code applies to:

•	the Fund’s Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer or controller, or persons performing similar functions (collectively, the “Senior Financial Officers”), and
•	All other officers and employees of the Fund and members of the Fund’s Board of Trustees (such persons, together with the Senior Financial Officers, the “Covered Persons”),

each of whom is expected to adhere to the principles and procedures set forth in this Code that apply to them.

Failure to comply with this Code, or to report a violation, may result in disciplinary actions, including warnings, suspensions, termination of employment or such other actions as may be appropriate under the circumstances.

Compliance with Laws, Rules and Regulations

Covered Persons are required to comply with the laws, rules and regulations that govern the conduct of the Fund’s business and to report any suspected violations in accordance with the section below entitled “Compliance With Code.”

If you have any questions regarding proper conduct, you should consult with the Fund’s Chief Compliance Officer before taking any action.

Conflicts of Interest

A “conflict of interest” occurs when a Covered Person’s private interest improperly interferes with the interests of the Fund. Personal conflicts of interest are prohibited as a matter of Fund policy, unless they have been approved by the Fund.

Some of the Covered Persons may also be employees or officers of

•	The Fund’s investment adviser or one of its affiliates (collectively, the “Adviser”); or
•	The company providing administrative services to the Fund or one of its affiliates (collectively, the “Administrator”).

Although typically not presenting an opportunity for improper personal benefit, conflicts may arise from, or as a result of, the contractual relationship between the Fund and the Adviser and/or Covered Persons that are officers, employees and/or directors of more than one of such entities. As a result, this Code recognizes that the Covered Persons will, in the normal course of their duties (whether for the Fund or for the Adviser, or for both), be involved in establishing policies and implementing decisions that will have different effects on the Adviser and the Fund. The participation of the Covered Persons in such activities is inherent in the relationship between the Fund and the Adviser and is consistent with the performance by the Covered Person of their duties as officers and/or trustees of the Fund. Thus, if performed in conformity with the provisions of the 1940 Act, such activities will be deemed to have been handled ethically and to not constitute a “conflict of interest” for purposes of this Code. In addition, it is recognized by the Board that the Covered Persons may, from time to time, also be officers or employees of one or more other investment companies covered by this Code or other codes.

Other conflicts of interest are covered by the Code, even if such conflicts of interest are not subject to provisions in the 1940 Act. The following list provides examples of conflicts of interest under the Code, but Covered Officers should keep in mind that these examples are not exhaustive. The overarching principle is that the personal interest of a Covered Person should not be placed improperly before the interest of the Fund.

Each Covered Person must:

•	not use his or her personal influence or personal relationships improperly to influence investment decisions or financial reporting by the Fund whereby the Covered Person would benefit personally to the detriment of the Fund;
•	not cause the Fund to take action, or fail to take action, for the individual personal benefit of the Covered Person rather than for the benefit of the Fund; and
•	not use material non-public knowledge of portfolio transactions made or contemplated for the Fund to trade personally or cause others to trade personally in contemplation of the market effect of such transactions.

There are some relationships that should always be disclosed to the CCO of the Fund, including:

A.	Any ownership interest in, or any consulting or employment relationship with, any entities doing business with the Fund, other than an affiliated service provider or an affiliate of an affiliated service provider. This disclosure requirement shall not apply to or otherwise limit the ownership of publicly traded securities so long as the Covered Person’s ownership does not exceed more than 1% of the outstanding securities of the relevant class.

B.	A direct or indirect financial interest in commissions, transaction charges or spreads paid by the Fund for effecting portfolio transactions or for selling or redeeming shares other than an interest arising from the Covered Person’s employment with an affiliated service provider or its affiliates. This disclosure requirement shall not apply to or otherwise limit (i) the ownership of publicly traded securities so long as the Covered Person’s ownership does not exceed more than 1% of a particular class of security outstanding or (ii) the receipt by an affiliated service provider or its affiliates of research or other benefits in exchange for “soft dollars”.

As a registered investment company, it is of critical importance that the Fund’s public communications, reports, and SEC filings contain full, fair, accurate, timely, and understandable disclosure. Accordingly, each Covered Person is expected to consider it central to his or her duties and responsibilities to the Fund to promote full, fair, accurate, timely, and understandable disclosure in the Fund’s public communications and reports, and in the documents that the Fund files with, or submits to, the SEC. In this regard, the Fund has adopted Disclosure Controls and Procedures that, “under the supervision and oversight” of the Covered Persons, are designed to ensure that all information the Fund is required to disclose in its annual and semi-annual reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified by the SEC under its rules and regulations.

In addition to adhering to the specific requirements set forth in the Fund’s Disclosure Controls and Procedures and all applicable governmental laws, rules and regulations, each Covered Person shall exercise a high standard of care in complying with the Fund’s Internal Controls, and in preparing and providing all necessary information to make the Fund’s public reports, communications, and SEC filings and submissions complete, fair, and understandable.

Accordingly, each Covered Person must not knowingly misrepresent or cause others to misrepresent facts about the Fund. In addition, each Covered Person must seek to ensure that all of the Fund’s books, records, accounts and financial information, as well as reports produced from those materials:

1.	Are supported by accurate documentation maintained in reasonable detail;
2.	Are recorded in the proper account and in the proper accounting period;
3.	Do not contain any false or intentionally misleading entries;
4.	Fairly and accurately reflect the transactions or occurrences to which they relate; and
5.	Conform to the Fund’s Internal Controls, Disclosure Controls and Procedures, and to all applicable laws, rules and regulations.

Compliance with Code

If you know of or suspect a violation of applicable laws, rules or regulations or this Code, you must immediately report that information to the CCO of the Fund or any member of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code may result in disciplinary action, up to and including discharge. The Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.